Exhibit 99.1

Investor Relations Contact: Brian Tanner, Hawaiian Telcom (808) 546-3442 brian.tanner@hawaiiantel.com	Media Contact: Scott Simon, Hawaiian Telcom (808) 546-5466 scott.simon@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Second Quarter 2012 Results

Strong Demand for Hawaiian Telcom TV Drives Sequential Growth in Consumer Revenues

HONOLULU (Thursday, August 9, 2012) — Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its second quarter ended June 30, 2012.  The highlights and other recent developments are as follows:

•                  Revenue totaled $94.7 million, resulting in Adjusted EBITDA(1) of $29.2 million.

•                  Generated net income of $5.5 million, or $0.51 per diluted share, down by $1.2 million, primarily attributable to an increase in depreciation and amortization due to significant investments in its broadband network.

•                  Business data revenue increased 5 percent year-over-year driven by growth in switched Ethernet, IP-VPN and dedicated Internet access revenues.

•                  Consumer revenues increased 1 percent sequentially, driven by video revenue more than doubling.

•                  Hawaiian Telcom TV subscriber penetration increased to over 12 percent of the approximately 50,000 households enabled, up from over 9 percent of the approximately 41,000 households enabled at the end of the first quarter.

•                  High-speed Internet (“HSI”) subscribers increased 3.7 percent year-over-year to 105,000, driven by video bundle sales and enhancements to the broadband network.

•                  Recently awarded a contract for over 100 new fiber-to-the-tower sites to continue to support the 4G rollout of the large national wireless carriers.

•                  Announced the acquisition of Wavecom Solutions Corporation (“Wavecom”), in a move to enhance its network capabilities and strengthen its ability to deliver next generation, end-to-end solutions to customers.

“I am pleased with the momentum we are starting to build in key growth areas of our business,” said Eric K. Yeaman, Hawaiian Telcom’s president and CEO.  “Most notable is our sequential growth in consumer revenues during the quarter driven primarily by the successful commercial launch of Hawaiian Telcom TV only one year ago.  Our video subscribers increased to approximately 6,400, up 64 percent sequentially, driving subscriber penetration to over 12 percent of the approximately 50,000 household enabled footprint.  After only a year in the market, we are already reaching subscriber penetration rates over 20 percent in certain neighborhoods.  Our early success demonstrates the strong customer demand for our video product and positions us well to drive further growth in consumer revenues.”

“In the business markets, we continued to see growth in our IP-based services driven by a 5 percent year-over-year increase in business data revenue.  With the acquisition of Wavecom, we will further enhance our network capabilities through increased fiber capacity and diversity and be better positioned to deliver next generation, end-to-end solutions for customers throughout Hawaii.  In addition, our wholesale business was recently awarded a contract to build out fiber facilities to over 100 new cell sites to continue to support the 4G rollout of the large national wireless carriers.

“We passed a key inflection point in our consumer business this quarter, and we expect to build on this positive momentum going forward.  At the same time, we remain focused on executing our overall strategic plan and driving long-term value for our shareholders,” concluded Yeaman.

Second Quarter 2012 Results

Second quarter revenue was $94.7 million, compared to $100.7 million in the second quarter of 2011.  The decrease in revenue was primarily due to a significant sale of customer premise equipment to a single government customer in the second quarter of 2011, and a 6 percent decline in access lines, partially offset by revenue growth from video, HSI and business data services.  Adjusted EBITDA was $29.2 million, a decrease of $2.6 million year-over-year, due primarily to a $1.5 million recovery of fully reserved receivables in the second quarter of 2011, as well as a $1.0 million settlement benefit in the second quarter of 2011 as a result of the resolution of a vendor contract dispute.  The Company generated net income of $5.5 million, or $0.51 per diluted share for the quarter, recording its seventh consecutive quarter of profitability

Business Revenue

Second quarter business revenue totaled $39.8 million, down $4.6 million from the same period a year ago, primarily due to a $4.3 million year-over-year decrease in equipment and managed services revenue, mostly related to the high level of sales of customer premise equipment to a single government customer in the second quarter of 2011.  Additionally, the decline in business revenue related to the 3.1 percent and 2.6 percent year-over-year secular decline in business access and long distance lines, respectively.  These decreases were partially offset by a 5 percent year-over-year increase in business data revenue driven by demand for IP-based data services.  Also contributing to the offset was higher business HSI revenue as a result of a 6.2 percent year-over-year increase in business HSI subscribers to approximately 18,000.

Consumer Revenue

Second quarter consumer revenue totaled $34.0 million, down 1 percent year-over-year due to an anticipated decline from certain legacy services, but up 1 percent from the first quarter, driven by video revenue more than doubling.  The sequential growth in consumer revenues marks a key turning point for the Company as it reverses long-standing secular declines from legacy services and positions it to drive overall organic revenue growth.

Video revenue doubled to $1 million from $0.5 million in the first quarter driven by a 64 percent sequential increase in the number of subscribers in the quarter to approximately 6,400.  For the quarter, approximately 9,000 additional homes were enabled, increasing the number of homes enabled to approximately 50,000, resulting in subscriber penetration of over 12 percent, up from over 9 percent at the end of the first quarter.

Consumer HSI revenue was also up for the quarter led by a 3.3 percent year-over-year increase in consumer HSI subscribers to 86,000.  HSI subscriber growth was driven by high HSI pull through rates for new video subscribers and enhancements to the broadband network.  Approximately 60 percent of total video subscribers have a triple-play and 86 percent have a double-play.  Increases driven by its next-generation services were offset by the decline in consumer revenue related to the 8.5 percent and 8.0 percent year-over-year secular decline in consumer access and long distance lines, respectively.

Wholesale Revenue

Second quarter wholesale revenue totaled $17.7 million, down 3.6 percent from the same period a year ago.  Wholesale carrier data revenue declined 2.7 percent year-over-year to $15.4 million, due to certain wireless carriers disconnecting lower bandwidth legacy circuits, which were replaced with new, more efficient fiber-based, higher bandwidth Ethernet circuits.  Switched carrier access revenue declined 9.1 percent year-over-year to $2.3 million, largely attributable to the overall decline in access lines.

Operating Expenses, Capital Expenditures and Liquidity

Operating expenses, exclusive of depreciation and amortization and one-time charges, decreased 5 percent to $66.0 million, primarily due to decreased direct cost of goods related to lower equipment sales, and a decline in wages and employee benefit costs on lower headcount, partially offset by increased direct cost of goods related to video, higher energy costs and higher bad debt expense as a result of the $1.5 million recovery of fully reserved receivables in the second quarter of 2011.

Capital expenditures totaled $41.2 million for the six-months ended June 30, 2012, up from $35.4 million for the six-month period a year ago due primarily to investments in broadband network infrastructure and expansion of video enabled households.  Overall, total capital expenditures for 2012 are expected to be consistent with 2011 levels.

At the end of second quarter 2012, the Company had $65.8 million in cash and cash equivalents compared to $82.1 million at the end of 2011.  The reduction is primarily related to $14.7 million of costs associated with the refinancing of its $300 million term loan in February 2012, temporary uses of working capital and higher capital expenditures.  Net Debt(2) was $230.0 million, resulting in a Net Debt to Adjusted EBITDA ratio as of June 30, 2012 of 1.94x.

Conference Call

The Company will host a conference call to discuss its second quarter 2012 results at 8:00 a.m. (Hawaii Time), or 2:00 p.m. (Eastern Time) on Thursday, August 9, 2012.

To access the call, participants should dial (800) 259-0251 (US/Canada), or (617) 614-3671 (International) ten minutes prior to the start of the call and enter passcode 99524365.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available one hour after the conclusion of the call until 11:59 p.m. (Eastern Time) August 16, 2012.  Access the replay by dialing (888) 286-8010 and entering passcode 18532018.  Alternatively, the replay can be accessed by dialing (617) 801-6888 and entering passcode 18532018.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Pro-forma Net Income and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA, Pro-forma Net Income and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to, Hawaiian Telcom’s ability to maintain its market position in communications services, including wireless, wireline and Internet services; general economic trends affecting the purchase or supply of communication services; world and national events that may affect the ability to provide services; changes in the regulatory environment; any rulings, orders or decrees that may be issued by any court or arbitrator; restrictions imposed under various credit facilities; work stoppages caused by labor disputes; adjustments resulting from year-end audit procedures; Hawaiian Telcom’s ability to develop and launch new products and services, including video services; and risks relating to the proposed Wavecom acquisition. More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2011 Annual Report on Form 10-K. The information contained in this release is as of August 9, 2012. It is anticipated that subsequent events and developments may cause estimates to change.

About Hawaiian Telcom

Hawaiian Telcom Holdco, Inc., headquartered in Honolulu, is Hawaii’s leading provider of integrated communications solutions for business and residential customers. With roots in Hawaii beginning in 1883, the Company offers a full range of services including voice, video, Internet, data, wireless, and advanced communication and network services supported by the reach and reliability of its network and Hawaii’s only 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience.  For more information, visit www.hawaiiantel.com.

(1)  Adjusted EBITDA is EBITDA plus non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization, and non-cash stock compensation.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted EBITDA to comparable GAAP financial measures has been included in the tables distributed with this release.

(2)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Operations

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

Operating revenues	$94,689	$100,744	$192,263	$199,250

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	39,432	41,960	80,231	82,530
Selling, general and administrative	26,994	30,382	56,020	60,518
Depreciation and amortization	17,354	15,212	33,942	30,517

Total operating expenses	83,780	87,554	170,193	173,565

Operating income	10,909	13,190	22,070	25,685

Other income (expense):
Interest expense	(5,414)	(6,235)	(11,400)	(12,494)
Loss on early extinguishment of debt	—	—	(5,112)	—
Interest income and other	6	17	18	30

Total other expense	(5,408)	(6,218)	(16,494)	(12,464)

Income before reorganization items and income tax benefit	5,501	6,972	5,576	13,221

Reorganization items	—	239	—	950

Income before income tax benefit	5,501	6,733	5,576	12,271

Income tax benefit	(20)	—	(152)	—

Net income	$5,521	$6,733	$5,728	$12,271

Net income per common share -
Basic	$0.54	$0.66	$0.56	$1.21
Diluted	$0.51	$0.61	$0.54	$1.12

Weighted average shares used to compute net income per common share -
Basic	10,241,073	10,138,572	10,221,056	10,138,137
Diluted	10,730,095	11,023,118	10,616,201	10,978,578

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	June 30,	December 31,
	2012	2011

Assets

Current assets
Cash and cash equivalents	$65,758	$82,063
Receivables, net	33,091	37,712
Material and supplies	10,317	8,190
Prepaid expenses	5,832	4,107
Other current assets	2,467	2,127
Total current assets	117,465	134,199
Property, plant and equipment, net	489,994	482,371
Intangible assets, net	39,380	40,745
Other assets	9,693	4,457

Total assets	$656,532	$661,772

Liabilities and Stockholders’ Equity

Current liabilities
Current portion of long-term debt	$2,250	$2,600
Accounts payable	26,472	24,785
Accrued expenses	17,721	23,811
Advance billings and customer deposits	16,006	14,672
Other current liabilities	3,860	3,649
Total current liabilities	66,309	69,517
Long-term debt	293,512	297,400
Employee benefit obligations	117,022	155,428
Other liabilities	3,583	3,231
Total liabilities	480,426	525,576

Commitments and contingencies (Note 12)

Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 10,245,773 and 10,190,526 shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively	102	102
Additional paid-in capital	165,123	164,328
Accumulated other comprehensive loss	(24,131)	(57,518)
Retained earnings	35,012	29,284
Total stockholders’ equity	176,106	136,196

Total liabilities and stockholders’ equity	$656,532	$661,772

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Six Months Ended
	June 30,
	2012	2011

Cash flows from operating activities:
Net income	$5,728	$12,271
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	33,942	30,517
Loss on early extinguishment of debt	5,112	—
Employee retirement benefits	(5,018)	(3,223)
Provision for uncollectibles	1,905	790
Reorganization items	—	950
Stock based compensation	840	972
Changes in operating assets and liabilities:
Receivables	2,716	(4,279)
Material and supplies	(2,127)	1,293
Prepaid expenses and other current assets	(2,065)	2,947
Accounts payable and accrued expenses	(3,367)	(8,267)
Advance billings and customer deposits	1,334	(554)
Other current liabilities	211	863
Other	394	(962)
Net cash provided by operating activities before reorganization items	39,605	33,318
Operating cash flows used by reorganization items	—	(2,292)
Net cash provided by operating activities	39,605	31,026

Cash flows from investing activities:
Capital expenditures	(41,235)	(35,413)
Net cash used in investing activities	(41,235)	(35,413)

Cash flows from financing activities:
Repayment of debt including premium	(306,000)	—
Proceeds from borrowing	295,500	—
Loan refinancing costs	(4,130)	—
Taxes paid related to net share settlement of equity awards	(45)	—
Proceeds from sale of common stock	—	49
Net cash provided by (used in) financing activities	(14,675)	49

Net change in cash and cash equivalents	(16,305)	(4,338)
Cash and cash equivalents, beginning of period	82,063	81,647

Cash and cash equivalents, end of period	$65,758	$77,309

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$12,067	$12,569
Non-cash investing activities - receipt of equipment for settlement of receivable for capital lease	—	2,250

Hawaiian Telcom Holdco, Inc.

Quarterly Revenue by Category and Channel

(Unaudited, dollars in thousands)

For Three Months

	Three Months Ended
	June 30,		Change
	2012	2011	Amount	Percentage

Wireline Services
Local voice services	$35,730	$36,690	$(960)	-2.6%
Network access services
Business data	4,791	4,562	229	5.0%
Wholesale carrier data	15,457	15,892	(435)	-2.7%
Subscriber line access charge	9,756	10,043	(287)	-2.9%
Switched carrier access	2,251	2,475	(224)	-9.1%
	32,255	32,972	(717)	-2.2%
Long distance services	7,159	8,013	(854)	-10.7%
High-Speed Internet	8,959	8,779	180	2.1%
Video	1,035	—	1,035	NA
Equipment and managed services	6,380	10,689	(4,309)	-40.3%
Other	2,316	2,504	(188)	-7.5%
	93,834	99,647	(5,813)	-5.8%
Wireless	855	1,097	(242)	-22.1%
	$94,689	$100,744	$(6,055)	-6.0%

Channel
Business	$39,766	$44,392	$(4,626)	-10.4%
Consumer	34,044	34,384	(340)	-1.0%
Wholesale	17,708	18,367	(659)	-3.6%
Other	3,171	3,601	(430)	-11.9%
	$94,689	$100,744	$(6,055)	-6.0%

For Six Months

	Six Months Ended
	June 30,		Change
	2012	2011	Amount	Percentage

Wireline Services
Local voice services	$71,427	$74,078	$(2,651)	-3.6%
Network access services
Business data	9,552	8,926	626	7.0%
Wholesale carrier data	31,634	32,679	(1,045)	-3.2%
Subscriber line access charge	19,592	20,263	(671)	-3.3%
Switched carrier access	4,635	5,041	(406)	-8.1%
	65,413	66,909	(1,496)	-2.2%
Long distance services	14,607	16,651	(2,044)	-12.3%
High-Speed Internet	17,935	17,546	389	2.2%
Video	1,532	—	1,532	NA
Equipment and managed services	14,889	16,586	(1,697)	-10.2%
Other	4,696	5,274	(578)	-11.0%
	190,499	197,044	(6,545)	-3.3%
Wireless	1,764	2,206	(442)	-20.0%
	$192,263	$199,250	$(6,987)	-3.5%

Channel
Business	$81,863	$84,341	$(2,478)	-2.9%
Consumer	67,671	69,709	(2,038)	-2.9%
Wholesale	36,269	37,720	(1,451)	-3.8%
Other	6,460	7,480	(1,020)	-13.6%
	$192,263	$199,250	$(6,987)	-3.5%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculations

(Unaudited, dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

Net income	$5,521	$6,733	$5,728	$12,271
Income tax benefit	(20)	—	(152)	—
Interest expense and other income and expense, net	5,408	6,218	16,494	12,464
Reorganization items	—	239	—	950
Depreciation and amortization	17,354	15,212	33,942	30,517
Non-cash stock compensation	500	661	840	972
EBITDA	28,763	29,063	56,852	57,174
Non-recurring costs	458	560	961	1,048
Severance and lease termination costs	—	2,200	—	2,200

Adjusted EBITDA	$29,221	$31,823	$57,813	$60,422

Hawaiian Telcom Holdco, Inc.

Net Debt to LTM Adjusted EBITDA Ratio

(Unaudited, dollars in thousands)

Long-term debt as of June 30, 2012	$295,762
Less cash on hand	(65,758)
Total Net Debt as of June 30, 2012	$230,004

LTM Adjusted EBITDA as of June 30, 2012	$118,462

Total Net Debt to Adjusted EBITDA	1.94x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

June 2012 compared to June 2011

	June 30,	June 30,	Change
	2012	2011	Number	Percentage

Voice access lines
Residential	212,668	232,344	(19,676)	-8.5%
Business	185,574	191,466	(5,892)	-3.1%
Public	4,493	4,717	(224)	-4.7%
	402,735	428,527	(25,792)	-6.0%

High-Speed Internet lines
Residential	86,021	83,242	2,779	3.3%
Business	17,990	16,934	1,056	6.2%
Wholesale	1,122	1,173	(51)	-4.3%
	105,133	101,349	3,784	3.7%

Long distance lines
Residential	131,082	142,416	(11,334)	-8.0%
Business	75,763	77,775	(2,012)	-2.6%
	206,845	220,191	(13,346)	-6.1%

Video
Subscribers	6,354	—	6,354	NA
Homes Enabled	50,149	—	50,149	NA

June 2012 compared to March 2012

	June 30,	March 31,	Change
	2012	2012	Number	Percentage

Voice access lines
Residential	212,668	217,470	(4,802)	-2.2%
Business	185,574	186,854	(1,280)	-0.7%
Public	4,493	4,559	(66)	-1.4%
	402,735	408,883	(6,148)	-1.5%

High-Speed Internet lines
Residential	86,021	85,518	503	0.6%
Business	17,990	17,714	276	1.6%
Wholesale	1,122	1,126	(4)	-0.4%
	105,133	104,358	775	0.7%

Long distance lines
Residential	131,082	133,648	(2,566)	-1.9%
Business	75,763	76,197	(434)	-0.6%
	206,845	209,845	(3,000)	-1.4%

Video
Subscribers	6,354	3,866	2,488	64.4%
Homes Enabled	50,149	41,200	8,949	21.7%